EXHIBIT 12

HONEYWELL INTERNATIONAL INC.
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	2017	2016	2015	2014	2013
Determination of Earnings:
Income before taxes	$6,902	$6,447	$6,586	$5,818	$5,412
Add (Deduct):
Amortization of capitalized interest	19	19	19	19	20
Fixed charges	353	379	356	364	371
Equity income, net of distributions	(39)	(31)	(30)	(36)	(36)

Total earnings, as defined	$7,235	$6,814	$6,931	$6,165	$5,767

Fixed Charges:
Rents(1)	$37	$41	$46	$46	$44
Interest and other financial charges	316	338	310	318	327

	353	379	356	364	371
Capitalized interest	16	22	20	21	19

Total fixed charges	$369	$401	$376	$385	$390

Ratio of Earnings to Fixed Charges	19.61	16.99	18.43	16.01	14.79

(1)	Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.